Exhibit 99.2

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto to invest US$277 million in expansion of concentrate production capacity at Iron Ore Company of Canada
8 February 2011
Rio Tinto has given the go-ahead to a further US$277 million investment (Rio Tinto share US$163 million) in the next phase of a project that will ultimately raise the Iron Ore Company of Canada’s (IOC) concentrate production capacity by 40 per cent to 26 million tonnes per year (Mt/a).
This is the second phase of a three stage expansion that was announced in May 2010 with a US$400 million investment (Rio Tinto share US$235 million) to raise production capacity from 18 Mt/a to 22 Mt/a.
Phase two of the project will increase IOC’s spiral and magnetite concentrate production capacity by an average of 1.3 Mt/a to 23.3 Mt/a from 2013.
Recent studies have highlighted an opportunity to improve time to market through bringing forward some capital items from the third stage, resulting in higher level of production earlier. The third stage of the planned expansion to 26 Mt/a is currently under study and a final investment decision is expected by 2012.
Rio Tinto chief executive, Iron ore and Australia, Sam Walsh said the project was an important development in increasing IOC’s production at a time when global demand is escalating.
“Global seaborne iron ore demand is projected to increase substantially over the next decade, and IOC’s concentrate is well placed to complement the increasing use of lower-quality ore to meet that demand,” he said.
“With high iron content and very low levels of impurities, IOC’s concentrate provides significant value to steel producers as ore grades from direct shipping mines continue to decline.”
The project’s construction is set to start immediately to capitalise on the brief Labrador summer construction season and will be fully commissioned by the end of 2012.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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